                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    ________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                  RULE 13d-2(a)

                             Epoch Biosciences, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    294273107
--------------------------------------------------------------------------------
                                  CUSIP Number

                        The Bay City Capital Fund I, L.P.
                            c/o Bay City Capital LLC
                               750 Battery Street
                                    Suite 600
                         San Francisco, California 94111
                                 (415) 676-3830

                                 with a copy to:

                             Timothy G. Hoxie, Esq.
                         Heller Ehrman White & McAuliffe LLP
                                 333 Bush Street
                         San Francisco, California 94104
                                 (415) 772-6052
--------------------------------------------------------------------------------
                       (Name, address and telephone number
           of person authorized to receive notices and communications)

                      February 25, 1998 - December 26, 2001
                      -------------------------------------
                          (Date of Event which requires
                            filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

                         (Continued on following pages)

                              (Page 1 of 21 Pages)

CUSIP NO. 294273107                     13D                 Page 2 of 21 pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1
      The Bay City Capital Fund I, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             2,880,000 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,880,000 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,986,667
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

CUSIP NO. 294273107                   13D                   Page 3 OF 21 pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1
      Bay City Capital LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             2,946,667
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,946,667
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,986,667 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

CUSIP NO. 294273107                    13D                  Page 4 of 21 pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1
      Bay City Capital Management LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             2,880,000 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,880,000 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,986,667 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 294273107                                         Page 5 of 21 pages
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1
      The Bay City Capital Fund III, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             66,667 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          66,667 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,986,667 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO.  294273107                                       Page 6 of 21 pages
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1
      Bay City Capital Management III LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             66,667 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          66,667 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,986,667 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 294273107                                          Page 7 of 21 pages
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1
      Bay City Capital BD LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             40,000 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          40,000 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,986,667 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

CUSIP NO. 294273107                       13D                 Page 8 of 21 pages

                                  INTRODUCTION

         The Bay City Capital Fund I, L.P., a Delaware limited partnership ("BCC Fund I"), hereby files this Statement on Schedule 13D (the "Statement") on behalf of the Reporting Persons (as defined under Item 2) identified herein pursuant to the Agreement with Respect to 13D attached hereto as Exhibit 7(1).

         Bay City Capital Management LLC, a Delaware limited liability company ("BCC Management"), is the general partner of BCC Fund I. Bay City Capital LLC, a Delaware limited liability company ("BCC LLC") provides investment advice to BCC Fund I.

         Pursuant to the Bridge Financing Agreement dated February 25, 1998, between Epoch Biosciences, Inc. (formerly "Epoch Pharmaceuticals, Inc."), a Delaware corporation (the "Issuer") and BCC Fund I, BCC Fund I purchased a $3,000,000 Secured Promissory Note ("Note") and a warrant ("Warrant") to purchase 2,000,000 shares ("Shares") of Issuer's common stock at an exercise price of $0.90 per share, as disclosed in the Issuer's Form 10-KSB filed on April 15, 1998.

         On November 1, 1999, pursuant to the Warrant (described above) and a Stock Purchase Agreement (the "Purchase Agreement") of that same date, by and among Issuer, BCC Fund I and certain other purchasers named in the Purchase Agreement, BCC Fund I acquired 2,880,000 shares of Common Stock, as disclosed in the Issuer's Form 10-QSB filed on November 15, 1999 for the quarterly period ended September 30, 1999. BCC Fund I paid the purchase price as follows:
$1,000,000 cash for 400,000 Shares at a price of $2.50 per Share; $1,200,000 for the purchase of 480,000 Shares paid by the cancellation of an equivalent portion of the debt due and owing to BCC Fund I from the Issuer under the Note; and the $1,800,000 full exercise price of the Warrant for the acquisition of 2,000,000 Shares at $0.90 per Share was paid by cancellation of the remaining $1,800,000 balance of the debt due under the Note.

CUSIP NO. 294273107                       13D                 Page 9 of 21 pages

         On November 7, 2000, pursuant to a Letter Agreement (the "Letter Agreement") in which Bay City Capital BD LLC ("BCC BD") agreed to serve as an advisor to the Issuer, BCC BD acquired a five-year warrant to purchase 40,000 shares of Common Stock of the Issuer at an exercise price of $10.19 per share, as disclosed in the Issuer's Form 10-KSB filed March 30, 2001 for the fiscal year ended December 31, 2000.

         On December 26, 2001, The Bay City Capital Fund III, L.P. ("BCC Fund III") purchased 66,667 shares of restricted Common Stock in a private transaction.

         The shares of Common Stock acquired by BCC Fund I under the Purchase Agreement and Warrant on November 1, 1999 (2,880,000 Shares), together with the shares of Common Stock acquired by BCC Fund III (66,667 Shares), and the warrant to purchase 40,000 shares of Common Stock under the Letter Agreement, constitute approximately 11.6% of the 25,641,677 shares of the Issuer's Common Stock reported as outstanding as of November 12, 2001 on the Issuer's Form 10-Q for the period ending September 30, 2001.

         Item 1. Security and Issuer.
                 -------------------

         The class of equity securities to which this Statement relates is the common stock, par value of $0.01 (the "Common Stock"), of Epoch Biosciences, Inc., a corporation incorporated under the laws of Delaware, whose principal executive offices are located at 21720 23rd Drive SE, #150, Bothell, Washington 98021.

         Item 2. Identity and Background.
                 -----------------------

         This Statement is filed on behalf of BCC Fund I, BCC Management and BCC LLC, which serves as investment advisor to BCC Management pursuant to an advisory agreement. This Statement is also filed on behalf of BCC Fund III, BCC Management III and BCC BD.

CUSIP NO. 294273107                       13D                Page 10 of 21 pages

BCC Fund I, BCC Management, BCC LLC, BCC Fund III, BCC Management III and BCC BD are each referred to herein as a "Reporting Person" and are collectively referred to herein as the "Reporting Persons."

          a.   BCC Fund I.
               ----------

          The principal executive offices of BCC Fund I are located at 750 Battery Street, Suite 600, San Francisco, California 94111. BCC Fund I is a Delaware limited partnership the principal business of which is making investments in a variety of special situations, including without limitation, recapitalizations and biotechnology companies.

          b.   BCC Management.
               ---------------

          The principal executive offices of BCC Management are located at 750 Battery Street, Suite 600, San Francisco, California 94111. BCC Management is a Delaware limited liability company the principal business of which is serving as the general partner of BCC Fund I. The members of BCC Management are two limited liability companies, The Craves Group LLC, a Delaware limited liability company, and BCC Amalgamated, LLC, a Delaware limited liability company. Each member has a 50% membership interest in BCC Management. The names, business addresses, principal occupations and citizenship of the managing directors and managers of BCC Management are set forth on Schedule 1 hereto.

          c.   BCC LLC.
               --------

          The principal executive offices of BCC LLC are located at 750 Battery Street, Suite 600, San Francisco, California 94111. The principal business of BCC LLC is to provide consulting and other investment banking services to life sciences companies. BCC LLC is a Delaware

CUSIP NO. 294273107                       13D                Page 11 of 21 pages

limited liability company. The members of BCC LLC and their current interests in BCC LLC are as follows: BCC Amalgamated, L.L.C., a Delaware limited liability company (45%); Fred Craves (15%); John Diekman (15%); Roger Salquist (15% buyout interest, disappearing after 01/01/2005); Sanford Zweifach (4%); Carl Goldfischer (4%); Andrew Schwab (1%) and Lori Robson (1%). The names, business addresses, principal occupations and citizenship of the managing directors and managers of BCC LLC are set forth on Schedule 2 hereto.

          d.   BCC Fund III.
               -------------

          The principal executive offices of BCC Fund III are located at 750 Battery Street, Suite 600, San Francisco, California 94111. BCC Fund III is a Delaware limited partnership the principal business of which is making investments in a variety of special situations, including without limitation, recapitalizations and biotechnology companies.

          e.   BCC Management III.
               -------------------

          The principal executive offices of BCC Management III are located at 750 Battery Street, Suite 600, San Francisco, California 94111. BCC Management III is a Delaware limited liability company the principal business of which is serving as the general partner of BCC Fund III. The manager of BCC Management III is BCC LLC. The names, business addresses, principal occupations and citizenship of the managing directors and managers of BCC Management III are set forth on Schedule 3 hereto.

          f.   BCC BD.
               -------

          The principal executive offices of BCC BD are located at 750 Battery Street, Suite 600, San Francisco, California 94111. BCC BD is a Delaware limited liability company the principal

CUSIP NO. 294273107                       13D                Page 12 of 21 pages

business of which is performing investment services with a particular focus on businesses operating in the life sciences industry and ancillary businesses.

         During the last five years none of the Reporting Persons, nor any of their individual managers or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         Item 3. Source and Amount of Funds or Other Consideration.
                 -------------------------------------------------

         On November 1, 1999, BCC Fund I acquired 2,880,000 Shares. Pursuant to the Warrant and the Purchase Agreement, all of the following occurred on November 1, 1999: (1) BCC Fund I paid the exercise price of $0.90 per share under the Warrant by cancellation of $1.8 million due under the Note and received from the Issuer 2,000,000 Shares; (2) BCC Fund I paid a purchase price of $1.2 million by cancellation of the remaining debt outstanding under the Note and received from the Issuer 480,000 Shares; (3) BCC Fund I paid a cash purchase price of $1 million and received from the Issuer 400,000 Shares. On November 2, 1999, the Issuer paid $431,380.38 to BCC Fund I as payment of the outstanding interest due under the Note and BCC Fund I cancelled the Note.

         The funds used by BCC Fund I to pay the cash purchase price were capital contributions made by its partners pursuant to pre-existing capital commitments.

CUSIP NO. 294273107                    13D                   Page 13 of 21 Pages

         Pursuant to a Letter Agreement between BCC BD and the Issuer dated November 7, 2000, BCC BD acquired a warrant to purchase 40,000 shares of Common Stock as consideration for its services as an advisor to the Issuer.

         On December 26, 2001, BCC Fund III purchased 66,667 shares of restricted Common Stock in a private transaction. The funds used by BCC Fund III to pay the cash purchase price were capital contributions made by its partners pursuant to pre-existing capital commitments.

         Item 4.  Purpose of Transaction.
                  ----------------------

         The purpose of the transactions was to acquire for cash Common Stock of the Issuer. None of the Reporting Persons has any present plans or proposals which would result in any of the actions enumerated in clauses (a) though (j) of
Item 4 of Schedule 13D.

         Dr. Fred Craves, the Chairman of BCC LLC and one of the managers of each of BCC LLC, BCC Management and BCC Management III, is the Chairman of the Issuer's Board of Directors. Mr. Sanford Zweifach, Chief Financial Officer and Managing Director of BCC LLC, is the President and a member of the Board of Directors of the Issuer. Dr. Craves is a member of BCC BD and Mr. Zweifach is a manager and member of BCC BD.

         Each of the Reporting Persons presently intends to hold the shares it acquired for investment purposes. Each of the Reporting Persons reserves the right to either acquire additional shares or sell, in any lawful manner, any or all of such shares at any time.

         Item 5. Interest in Securities of the Issuer.
                 -------------------------------------

         (a) and (b)

         The aggregate number of Shares and percentage of Common Stock of the Issuer (based upon the representation of the Issuer in the 10-Q for the period ended September 30, 2001 that it had 25,641,677 shares of Common Stock outstanding as of November 12, 2001) beneficially

CUSIP NO. 294273107                    13D                   Page 14 of 21 Pages

owned by each person named in Item 2, as well as the number of Shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, in each case after giving effect to the transactions contemplated by the Purchase Agreement and the bridge financing agreement is set forth in the following table.

=======================================================================================================================
Reporting Person            No. of Shares         Percentage             Power to Vote              Power to Dispose
                            Beneficially           of Class           Shared       Sole            Shared        Sole
                                Owned
-----------------------------------------------------------------------------------------------------------------------
BCC Fund I                      2,880,000            11.2%            2,880,000                  2,880,000
-----------------------------------------------------------------------------------------------------------------------
BCC LLC                         2,986,667            11.6%            2,986,667                  2,986,667
-----------------------------------------------------------------------------------------------------------------------
BCC Management                  2,880,000            11.2%            2,880,000                  2,880,000
-----------------------------------------------------------------------------------------------------------------------
BCC Fund III                       66,667             0.2%               66,667                     66,667
-----------------------------------------------------------------------------------------------------------------------
BCC Management III                 66,667             0.2%               66,667                     66,667
-----------------------------------------------------------------------------------------------------------------------
BCC BD                             40,000             0.2%               40,000                     40,000
-----------------------------------------------------------------------------------------------------------------------

         The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Item 2.

         The Reporting Persons note that Dr. Fred Craves, the Chairman of BCC LLC and one of the managers of each of BCC LLC, BCC Management and BCC Management III, is the Chairman of the Issuer's Board of Directors. Mr. Sanford Zweifach, Chief Financial Officer and Managing Director of BCC LLC, is the President and a member of the Board of Directors of the Issuer. It is further noted that Dr. Craves is a member of BCC BD and Mr. Zweifach is a manager and member of BCC BD.

CUSIP NO. 294273107                    13D                   Page 15 of 21 Pages

         (c) To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer during the past 60 days other than as provided for in the agreements described in the Introduction and under Items 3 and 4 above.

         (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer.

         (e)     Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships with
                 -------------------------------------------------------------
                 Respect to Securities of the Issuer.
                 -----------------------------------

        (a)      Agreement with Respect to Schedule 13D.
                 --------------------------------------

         The Reporting Persons have executed an Agreement with Respect to
Schedule 13D, a copy of which is attached hereto as Exhibit 7(1). However, beyond the Agreement with Respect to Schedule 13D, they are not party to any consent, agreement, understanding or relationship with regard to the Issuer or its securities, and they reserve the right to act independently with respect to their investment in the Issuer.

CUSIP NO. 294273107                    13D                   Page 16 of 21 Pages

        (b)       Stock Purchase Agreement.
                  ------------------------

         The Stock Purchase Agreement is described and/or referred to in the Introduction and Item 3 and is attached as Exhibit 7(2). It provides for the issuance and sale to BCC Fund I of 2,880,000 Shares. Pursuant to the Purchase Agreement, 400,000 Shares were purchased at $2.50 per Share for $1,000,000 cash. The Purchase Agreement also provided for the cancellation of the $3,000,000 Note, by application of the balance due thereunder to (a) the purchase of an additional 480,000 Shares at $2.50 per Share, and (b) the full exercise of a Warrant to purchase 2,000,000 Shares at $0.90 per share.

         The description of the Purchase Agreement contained in this Schedule 13D is qualified in its entirety by the complete text of the document, a copy of which is attached hereto as Exhibit 7(2).

         (c)      Letter Agreement between the Issuer and BCC BD.
                  ----------------------------------------------

         The Letter Agreement between the Issuer and BCC BD is described and/or referred to in the Introduction and Item 3 and is attached as Exhibit 7(3). It provides for the issuance to BCC BD of a warrant to purchase 40,000 Shares at a purchase price of $10.19 per share, as consideration for advisory services provided by BCC BD to the Issuer. The description of the Letter Agreement contained in this Schedule 13D is qualified in its entirety by the complete text of the document, a copy of which is attached hereto as Exhibit 7(3).

         Item 7.  Material to be Filed as Exhibits.
                  --------------------------------

Exhibit 7 (1).  Agreement with Respect to Schedule 13D.
Exhibit 7 (2).  Stock Purchase Agreement.
Exhibit 7 (3).  Letter Agreement.

CUSIP NO. 294273107                    13D                   Page 17 of 21 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2002
                                       The Bay City Capital Fund I, L.P.

                                       By: Its General Partner
                                           Bay City Capital Management LLC

                                               By:    /s/ Fred Craves
                                                     --------------------------
                                               Name: Fred Craves
                                               Its:  Manager

CUSIP NO. 294273107                    13D                   Page 18 of 21 Pages

                                List of Exhibits
                                ----------------

Exhibit No                      Description                                Page
                                -----------                                ----

7(1)            Agreement with Respect to Schedule 13D

7(2)            Stock Purchase Agreement

7(3)            Letter Agreement

CUSIP NO. 294273107                    13D                   Page 19 of 21 pages

                           Schedule 1 to Schedule 13D
                           --------------------------

                         Bay City Capital Management LLC

                         Managers and Executive Officers
                         -------------------------------

                                                  Present Principal
Name and Business Address (1)       Title     Occupation or Employment
-----------------------------       -----     ------------------------
Fred B. Craves                      Manager   Chairman, Manager and Managing
Bay City Capital Management LLC               Director of Bay City Capital LLC
750 Battery Street, Suite 600                 and Manager of Bay City Capital
San Francisco, CA 94111                       Management LLC

John D. Diekman                     Manager   Manager and Managing Director of
Bay City Capital Management LLC               Bay City Capital LLC and Manager
750 Battery Street, Suite 600                 of Bay City Capital Management
San Francisco, CA 94111                       LLC

Thomas J. Pritzker                  Manager   Chairman and Chief Executive
200 West Madison Street                       Officer of Hyatt Corporation, a
38th Floor                                    diversified company primarily
Chicago, Ill. 60606                           engaged in real estate and hotel
                                              management activities.

Nicholas J. Pritzker                Manager   Chairman of the Board and
200 West Madison Street                       President of Hyatt Development
38th Floor                                    Corporation, a diversified company
Chicago, Ill 60606                            primarily engaged in real estate
                                              and hotel management activities.

(1) Each of Messrs. Craves, Diekman, Thomas J. Pritzker and Nicholas J. Pritzker are United States citizens.

CUSIP NO. 294273107                    13D                   Page 20 of 21 pages

                           Schedule 2 to Schedule 13D
                           --------------------------

                              Bay City Capital LLC
                         Managers and Executive Officers
                         -------------------------------

                                                            Present Principal
Name and Business Address (1)        Title            Occupation or Employment
-----------------------------        -----            ------------------------
Fred B. Craves                       Chairman,        Chairman, Manager and Managing
Bay City Capital LLC                 Manager          Director of Bay City Capital LLC
750 Battery Street, Suite 600
San Francisco, CA 94111

John D. Diekman                      Manager and      Manager and Managing Director of
Bay City Capital LLC                 Managing         Bay City Capital LLC
750 Battery Street, Suite 600        Director
San Francisco, CA 94111

Carl Goldfischer                     Manager and      Manager and Managing Director of
Bay City Capital LLC                 Managing         Bay City Capital LLC
750 Battery Street, Suite 600        Director
San Francisco, CA 94111

Sanford S. Zweifach                  Managing         CFO and Managing Director of Bay
Bay City Capital LLC                 Director and     City Capital LLC
750 Battery Street, Suite 600        Chief
San Francisco, CA 94111              Financial
                                     Officer
                                     (CFO)

Thomas J. Pritzker                   Manager          Chairman and Chief Executive
200 West Madison Street                               Officer of Hyatt Corporation, a
38th Floor                                            diversified company primarily
Chicago, Ill. 60606                                   engaged in real estate and hotel
                                                      management activities.

Nicholas J. Pritzker                 Manager          Chairman of the Board and
200 West Madison Street                               President of Hyatt Development
38th Floor                                            Corporation, a diversified company
Chicago, Ill. 60606                                   primarily engaged in real estate and
                                                      hotel management activities.

(1) Each of Messrs. Craves, Diekman, Zweifach, Goldfischer, Thomas J. Pritzker and Nicholas J. Pritzker are United States citizens.

CUSIP NO. 294273107                    13D                   Page 21 of 21 pages

                           Schedule 3 to Schedule 13D

                       Bay City Capital Management III LLC
                         (Bay City Capital LLC, Manager)
                         Managers and Executive Officers
                         -------------------------------

                                                             Present Principal
Name and Business Address (1)           Title            Occupation or Employment
-----------------------------           -----            ------------------------
Fred B. Craves                          Chairman,        Chairman, Manager and Managing
Bay City Capital Management III LLC     Manager          Director of Bay City Capital LLC
750 Battery Street, Suite 600
San Francisco, CA 94111

John D. Diekman                         Manager and      Manager and Managing Director of
Bay City Capital Management III LLC     Managing         Bay City Capital LLC
750 Battery Street, Suite 600           Director
San Francisco, CA  94111

Carl Goldfischer                        Manager and      Manager and Managing Director of
Bay City Capital Management III LLC     Managing         Bay City Capital LLC
750 Battery Street, Suite 600           Director
San Francisco, CA  94111

Sanford S. Zweifach                     Managing         CFO and Managing Director of Bay
Bay City Capital Management III LLC     Director and     City Capital LLC
750 Battery Street, Suite 600           Chief
San Francisco, CA  94111                Financial
                                        Officer (CFO)

Thomas J. Pritzker                      Manager          Chairman and Chief Executive
200 West Madison Street                                  Officer of Hyatt Corporation, a
38th Floor                                               diversified company primarily
Chicago, Ill.  60606                                     engaged in real estate and hotel
                                                         management activities.

Nicholas J. Pritzker                    Manager          Chairman of the Board and
200 West Madison Street                                  President of Hyatt Development
38th Floor                                               Corporation, a diversified company
Chicago, Ill.  60606                                     primarily engaged in real estate and
                                                         hotel management activities.

(1) Each of Messrs. Craves, Diekman, Zweifach, Goldfischer, Thomas J. Pritzker and Nicholas J. Pritzker are United States citizens.